                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF SEPTEMBER 2012

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA AND FASTWEB SIGN COOPERATION AGREEMENT ON DEVELOPMENT OF NGN NETWORKS

Fibre to the cabinet (FTTCab) and next generation technology to speed infrastructure and ultrabroadband delivery to customers

Milan, 14 September 2012

Telecom Italia and Fastweb, Italy's two leading telecommunications infrastructured operators, have signed a Memorandum of Understanding for cooperation on the development of their next generation FTTCab networks.

Telecom Italia and Fastweb have each launched their own development plan for a national next generation network and the agreement will enable them to identify and exploit opportunities in areas of common interest to optimize costs and investments, by sharing existing passive infrastructure and coordinating their realization efforts to speed the roll-out of fibre optic.

The Memorandum allows the two companies to share costs and investments in infrastructure construction.

The agreement rests on a common conviction that network platforms based on FTTCab technology and next generation electronics are the answer in Italy, as in nearly all other European countries, to the rapid diffusion of ultrabroadband services nationwide in line with the European Digital Agenda goals.

The accord also rests on the outcome of trails with NGN networks based on FTTCab architecture in the city of Pisa, which helped to identify the most cost efficient approaches and jointly explore the performances of the state-of-the-art VDSL technologies.

The two operators will retain total freedom and autonomy in the development of their own network platforms, technology decisions and commercial offerings. The Memorandum will be implemented in full compliance with industry and antitrust regulations and will be open to all operators who wish to coinvest in FTTCab infrastructure and platforms.

"With this agreement Italy's two leading TLC infrastructured operators confirm their readiness to invest in next generation networks to bring ultrabroadband access to the biggest number of Italians as quickly as possible," stated Telecom Italia COO, Marco Patuano. "The partnership with Fastweb on FTTCab further confirms the validity of the company's technological and architectural decisions, also as regards respect for our competitors and relations with other operators. Telecom Italia intends to reach 100 cities with ultrabroadband by 2014."

Fastweb General Manager Alberto Calcagno, stated: “Fastweb has just announced a nationwide plan for ultrabroadband. This agreement with Telecom Italia is the essential counterpart and extremely important because it at last allows private investment in the realization of multiple ultrabroadband networks to take off in Italy. Italians will not only get very high speed Internet, but they will also be given a choice. Coordination on spending and works will minimize nuisance to the general public and will speed the arrival of ultrabroadband in Italian homes, an indispensable resource enabling the country to gain competitiveness and achieve the goals of the digital agenda. This is the first agreement of its kind and could represent an interesting model for coinvestiment for other European countries.

Fibre to the cabinet (FTTCab) is a latest generation network architecture that involves running fibre optic cables to a street-level cabinet normally around 500 meters from the homes, which then connect to the cabinet via copper wiring.

The advantages are quicker infrastructure roll-out, reduced disturbance for the general public and lower costs than other technological solutions. It is currently being adopted by the majority of European TLC operators in Germany, France, the UK and Switzerland.

VDSL2 is a latest generation technology which exploits an FTTCab network to provide connection speeds ranging from 30 to 60-80 Mbit/s, and allows for further technological enhancements to deliver over 100 Mbit/s. Such connections enable customers to enjoy TV and Internet services to view HD films and use computers, smartphones and tablets simultaneously.

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

http://www.telecomitalia.com/investorrelations

Fastweb

Press Office

+39 02 4545 4365

http://www.company.fastweb.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2012-2014 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      September 14th, 2012

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager